SASOL ENERGY BUSINESS

MINING, GAS, OPERATIONS AND FUELS

Sasol Energy comprises the **Southern African integrated value chain** and is responsible for Mining, Gas, Operations and Fuels through which the **business provides various petroleum products** to consumers. Operations include our core petroleum manufacturing assets in Southern Africa; these are **Secunda Operations, Sasolburg Operations** and **Natref**. The business also manages **gas sourcing** in Mozambique.

Internationally, the business manages **ORYX GTL operations** in Qatar, a joint venture with Qatar Petroleum.



SALIENT FEATURES

- We remain steadfast in our commitment to pursue a workplace with Zero Harm but regrettably had five fatalities during the financial year and an additional fatality thereafter.
- Full potential programme at Mining delivering incremental productivity improvements.
- Early commencement of gas production from the Production Sharing Agreement (PSA) in Mozambique.
- Continuing to optimise and mature projects under development to extend gas supply to our customers.
- Production at Secunda Operations and Natref higher than prior year while ORYX GTL negatively impacted by extended shutdowns.
- Successful conclusion of appeal process related to section 12A of the Minimum Emission Standard (MES) in South Africa allowing Sasol to continue with the implementation of its load-based integrated solution.
- Opportunities to leverage existing technologies and sustainable feedstocks to repurpose current operations continue to be explored on the journey to a more sustainable Future Sasol.
- Growth in retail fuel sales supported by award-winning Sasol Rewards Loyalty programme and launch of new retail forecourt station designs.
- Commercial Energy Solution delivering end-to-end energy solutions to our commercial customers is well embedded and delivering results.
- Renewable energy, low and sustainable carbon feedstock opportunities continue to be developed with Power Purchase Agreements (PPAs) of >750 MW signed, and proof-of-concept demonstrations developed.
- Continuing to nurture a growth and innovation mindset in everything we do to lay the foundation for a sustainable future.

We operate integrated value chains through our coal-to-liquids and gas-to-liquids processes at our Secunda and Sasolburg sites with feedstock sourced from Mining and Gas. Our Natref joint venture refines crude oil into fuel products.

MINING

Operates six coal mines that supply a range between 30 – 35 million tons per annum of thermal coal feedstock to our operations in Secunda and Sasolburg, as well as to the export market.

GAS

Supplies the Sasol gas network in South Africa with natural gas produced from our onshore Pande-Temane Production Agreement (PPA) facilities as well as the PSA. Gas is imported from Mozambique via the Rompco pipeline. Within South Africa, our network in KwaZulu-Natal and Witbank-Middelburg is supplied with methane-rich gas produced from Secunda Operations.

OPERATIONS

- **Secunda Operations (SO)** – operates coal- and gas-based synthetic fuels manufacturing capacity. The process uses advanced, high-temperature Fischer-Tropsch technology to convert syngas into a range of synthetic fuel components, heating fuels and chemical feedstock.
- **Sasolburg and Ekandustria Operations (SEO)** – made up of three sites, namely Sasol One, Midland and Bunsen, where natural gas and intermediate products from SO are converted into various chemicals. Ekandustria produces bulk explosives and explosives detonators.
- **Natref** – a deep conversion refinery designed to upgrade heavy, sour crude oil with a high sulphur content and yield about 90% white products.

FUELS

Markets between 8,2 – 8,5 billion litres (51 – 54 million barrels) of liquid fuels per annum, blended from fuel components produced by SO, crude oil refined at Natref and external product purchases.

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SAFETY

SAFETY OF OUR PEOPLE

We remain steadfast in our commitment to pursue a workplace with Zero Harm

We believe leadership is imperative to sustain safety. Regrettably in 2024 we had five fatalities, three at Mining and two at Secunda Operations (SO). We unfortunately experienced an additional fatality at SO in August 2024. Our focus remains on understanding the underlying causes resulting in these tragic fatalities in order to prevent future ones.

Our approach includes all employees, service providers and stakeholders to make sure we can achieve a safe workplace environment. Our focus on process safety will remain a high priority in light of the risk profiles of our major operating entities. Our safety, health and environment (SHE) Risk Management and assurance practices will be enhanced via the implementation of an integrated SHE system enabling and directing future focus areas in addition to our full suite of leading and lagging indicators.



PERFORMANCE

MINING

Total mining productivity for 2024 of 983 t/cm/s was 3% higher than 2023. The improvement was mainly due to the benefits of our ongoing full potential programme partly offset by the safety-related incidents and other operational challenges experienced during the year. Saleable production for 2024 did, however, decline by 2% compared to 2023 mainly due to a reduction in mining sections as well as increased discards from our export beneficiation plant. The reduction in sections was due to the merging of sections in line with our strategy to improve overall coal quality (walk-on-walk-off sections).

The external coal purchasing programme to supplement our own production continues to help meet SO demand and quality requirements, as well as to maintain the coal stockpile at targeted levels. External coal purchases for 2024 decreased by 2% compared to 2023.

Export sales volumes improved by 5% compared to 2023, driven by increased production at our Thubelisha colliery and improved Transnet Freight Rail performance.

GAS

In Mozambique, the early commencement of production from the PSA Initial Gas Facility (IGF) in May 2024 following the necessary approval from the Government of Mozambique resulted in our total gas production increasing by 6% compared to the prior year. Natural gas and Methane rich gas sales volumes in South Africa increased by 4% and 7% respectively compared to prior year driven by higher production and external customer demand.

OPERATIONS

Secunda Operations' production volumes were 7,0 mt and 1% higher than 2023 mainly due to a phase shutdown in 2024 relative to a total shutdown in 2023. We continue to focus on improving overall equipment availability and operational performance to increase production.

Our Natref refinery achieved an average run rate of 519 m³/h in 2024 and 3% higher than 2023 due to improved refinery availability during the year. Our performance in Q1 2024 was negatively impacted by eight hot tapping incidents on the crude oil pipeline. Through collaboration efforts with key stakeholders, we responded and reduced hot tapping incidents for the rest of the year to only one.

ORYX GTL performance in 2024 was impacted by the extended shutdown of both trains which required extensive repairs. As a result, the utilisation rate as a % of nameplate capacity was only 50% for the year. Train 2 successfully commenced operations in April 2024, while Train 1, now fully operational, completed repairs in June 2024.

FUELS

Liquid fuels sales volumes for 2024 were 4% lower than 2023 due to a combination of continued challenges in the South African diesel market and the planned optimisation of inventory after the low closing inventory in 2023. Growth in Retail and Commercial sales channels helped to enhance overall margins.

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IMPROVING MINING PRODUCTIVITY AND COAL QUALITY



Achieving our targeted coal quality and mining productivity are among the key challenges in our South African integrated value chain.

Our full potential programme at Mining aims for a sustainable improvement across all collieries. In 2024, it supported some productivity gains and focused on embedding and sustaining safe production processes, and improving our capabilities and basic mining process skills.

Our external coal purchasing programme supplemented our own production, helping to meet Secunda Operations' demand and quality requirements, as well as maintain the coal stockpile at targeted levels.

Mining's performance and overall competitiveness remained constrained by factors related to the availability of mineable areas and the effectiveness of our enabling systems, equipment and infrastructure.

A key way to create additional production capacity and improve overall coal quality is to merge sections to create 'walk-on walk-off' production sections. We anticipate that this will result in further increase in production in 2025. By improving our overall cost efficiency, we can ensure future cost competitiveness.

Coal destoning has the potential to enable a better performance from our value chain by reducing ash and sinks* content. In 2024, we made progress with the preferred destoning solution, and plan to make a final investment decision in this regard in the second half of calendar 2024.

* 'Non-coal' or inorganic rock within Run-of-Mine coal with a relative density >1.95.

ADVANCING GAS SUPPLY

Business of today

Production Sharing Agreement (PSA)

Initial gas facilities were completed and first PSA-gas flowed on 7 May 2024, with 2 bscf exported to South Africa by end-June 2024. With the drilling of all required wells for the PSA phase-1 project, we are on track for the beneficial operation (BO) of the integrated oil, gas and liquefied petroleum gas production facility in the last quarter of the calendar year 2024.

Exploration

In August 2023, the Bonito-1 discovery and appraisal plan was submitted and approved. Following that, on 1 January 2024, the PT5-C licence entered the second exploration sub-period with a commitment to execute one exploration well.

Final preparations are underway to drill up to two exploration wells and a Bonito appraisal well in the first half of 2025 as part of the ongoing Mozambique exploration, remediation and infill campaign drilling.

Petroleum Production Agreement (PPA)

In 2024 the PPA produced 174 bscf of gas, of which 145 bscf was exported to South Africa. The increased production was the result of numerous interventions including a higher PPA well stock capacity and a successful upgrade of the high-pressure compressor turbine at the Central Processing Facility (CPF). The CPF reached the milestone of five years without a lost workday case. To extend upstream production and the availability of natural gas for longer, we are progressing work on three PPA project investments. All are at different stages of development, with BO expected over the next two years.



Business of tomorrow

We continue to optimise and mature projects under development in southern Mozambique to extend gas supply to our customers for as long as feasibly possible. By their very nature, natural gas resources are finite. Notwithstanding the success we have had in providing an ongoing supply of gas, future options are more capital intensive.

As part of our revised gas strategy, we are working on enabling the future supply of liquefied natural gas (LNG) to South Africa. LNG has a three-to-four-year lead time and a key factor for any decision to supply LNG is to confirm demand so that an LNG terminal and associated infrastructure can be established.

We have started engaging with customers, suppliers and infrastructure developers in co-developing South Africa's gas and broader energy landscape. This includes the development of indigenous gas supplies. Because of the technical work required to unlock South Africa's own gas resources, these are likely to follow only after LNG supply is secured.

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OPERATIONS' TRANSFORMATION



Secunda

Work is underway to achieve higher volumes and increased profitability from Secunda Operations' while delivering on our emissions reduction roadmap and compliance commitments, as approved as part of the outcome of our recent 12A appeal.

The medium- to long-term improvement in profitability will be underpinned by near-term interventions to stabilise and improve the quality and availability of feedstock. These interventions may introduce shifts in feedstock, energy and products to support our pathway towards being more sustainable.

Sasolburg

The Sasolburg site has a history of innovation. We continue to look for opportunities to leverage technology to repurpose our assets. Given that the Sasolburg complex is smaller than the Secunda complex, it offers an ideal platform on which to introduce innovations, which – once commercialised – could be scaled-up at the Secunda complex.

Sasolburg is focusing on early proof-of-concept pilots and demonstrations. These are focused on green hydrogen as well as on studies to repurpose Sasolburg Operations using existing assets and technology to produce sustainable chemicals. These include products such as bio-methanol or bio-ammonia as well as green fuels.

Natref

Natref is undergoing a transition of ownership as TotalEnergies Marketing South Africa has signed a Sales and Purchase Agreement with the Prax Group to transfer its 36,36% interest in the refinery. While the Competition Tribunal conditionally approved the proposed transaction in June 2024, it is also subject to the fulfilment of additional conditions precedent. During this time Natref will continue to operate as normal, and Sasol remains committed to maintaining safe and reliable operations. The joint venture continues to innovate in response to the industry's environmental standards. In 2024, we progressed basic engineering of our hybrid refinery concept – this transition will enable us to align with Clean Fuel specifications and reduce the carbon intensity of our products. Engineering work is progressing well, positioning us to make a Final Investment Decision in 2025.

FUELS CUSTOMER EXPERIENCE



Retail

Sasol Rewards

In 2024, we increased the number of registered customers on the Sasol Rewards programme by more than a third to **1,8 million.** Since its April 2022 launch, customers have earned points worth more than **R450 million** and redeemed points worth **R330 million.**

In July 2024, the Sasol Rewards mobile app went live. Sasol Rewards can now be redeemed for vouchers with partners such as Netflorist and NuMetro. We expect to launch more partners in the year ahead.

In September 2023, the Sasol Rewards programme was honoured with the prestigious "Best Newcomer Loyalty programme" award at the South African Loyalty Awards.

SASOL REWARDS

Commercial Energy Solutions

Our commercial strategy aimed at delivering end-to-end energy solutions to our commercial customers is well embedded and delivering the anticipated results. We continue to evolve our product and solution offering based on our customers aspirations and decarbonisation goals, each offering tailored to ensure our customers businesses are optimally catered for from an energy perspective. Our very own Sasol Total Fluid Management solution is now live and part of our value offering to customers. We continue to grow our presence in the geographies in which we operate while ensuring optimal customer efficiencies.

sasol delight


Turbo
Turbo Fuels
Turbo Fuels

Launch of new forecourt station design

We recently launched a new design for our retail forecourts and convenience stores, reflecting our image as a progressive, eco-conscious and customer-centric brand that is adapting to the changing fuel and convenience shop landscape in South Africa.

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RENEWABLE ENERGY

Renewable energy is key to reducing our greenhouse gas (GHG) emissions and moving towards more sustainable products. We are one of the largest private procurers of renewable energy in South Africa and have made good progress on our plans to procure up to 1 200 MW by 2030. To date, we have signed 757 MW of PPAs, of which 688 MW has been jointly procured with Air Liquide.

The 69 MW Msenge onshore wind project is expected to start commercial operation in October 2024.


Courtesy: African Clean Energy Developments (Pty) Ltd (ACED)

The Damlaagte 97,5 MW solar project reached financial close in November 2023 and the Impofu cluster, consisting of three onshore wind projects totalling 330 MW of wind renewable energy, reached financial close in February 2024.

LOW AND SUSTAINABLE CARBON FEEDSTOCK

Our proprietary Fischer-Tropsch technology enables our assets to be feedstock-agnostic, facilitating a transition away from fossil sources and towards feedstocks such as sustainable carbon and green hydrogen. Bio-feedstocks can play a pivotal role in transforming and making our existing assets more sustainable and produce low-carbon products such as renewable diesel and bio-sustainable aviation fuel.



Sustainable feedstock in the region is scarce, exacerbated by constraints linked to affordability and logistics. To address this, we are working to develop optimal supply chains to secure sustainable feedstock such as invasive alien species, agricultural residues and used cooking oils. As we explore these bio-based feedstocks, we are prioritising the sustainability of the value chain by evaluating impacts on land use, water availability, feed production, and sensitive environments.

GREEN HYDROGEN



Sasolburg

We produced the first green hydrogen from our Sasolburg assets in June 2023 by converting an existing chlor-alkali electrolyser, powering it with our own-built solar PV plant on site. We will be able to increase the volume of green hydrogen available for sale to 3,5 tons per day once the Msenge wind farm reaches commercial operation in October 2024.

In addition, we are developing several proof-of-concept demonstrations which will support further growth of the green hydrogen industry.

Boegoebaai

During 2023, Sasol completed the prefeasibility study into the Boegoebaai green hydrogen/ammonia export opportunity. The study confirmed the potential for the project to be technically and economically viable, with successful partnering a key enabler. During 2024, Sasol appointed Mizuho International plc to support our search for partners with whom to co-invest and carry out further studies into this opportunity. The Northern Cape Namakwa Special Economic Zone (SEZ) designation was gazetted on 21 May 2024. The SEZ licence will be leveraged strategically to facilitate the application process for the Boegoebaai SEZ and represents a vital step towards enabling the Green Economy transformation within the Northern Cape.

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OUTLOOK

OUR COMPELLING PROPOSITION FOR FUTURE SASOL

We are uniquely positioned to transform a diverse array of feedstocks into a range of chemical and energy products. This allows us to grow and evolve with the changing demands of our customers. Our long-term vision will focus on harnessing South Africa's abundant renewable resources to transform our assets in a value-accretive way and deliver a low-carbon more sustainable future.

OUR STRATEGY TO REALISE FUTURE SASOL

STRENGTHEN AND GROW

- Deliver full potential from our Mining and Operations.
- Effectively manage our cost base to remain competitive.
- Meet our customers' expectations, from a service, quality and innovation perspective, while unlocking value and growth for Sasol.
- Develop and deliver opportunities to secure affordable gas feedstock to meet our internal demand and address the needs of customers.

TRANSFORM

We are driving a customer-led transformation of our business to manufacture sustainable products that meets the needs of our customers. We are well positioned to deliver through our innovative mindset, technically strong workforce and we will leverage our ability to integrate and operate complex value chains to create sustainable long-term value.

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MINING

Maintaining continuous supply of quality and cost-effective coal that meets the requirements for the South African value chain.

Mining saleable production in 2025 is expected to be 30 – 32 mt.

GAS

Maximising the supply of gas to support existing internal and external markets to support the current South African requirements as well as a feedstock during the energy transition.

Combined gas production volumes from the PPA and PSA licence areas in Mozambique is expected to increase by 0 – 5% from 2024, supported by additional production from PSA.

OPERATIONS

Providing a reliable asset base to produce maximum volumes while on a journey to decarbonise and transform in line with our customer needs.

Secunda Operations production volumes are expected to increase to 7,0 mt – 7,2 mt in 2025 compared to 2024 driven by improved coal supply, overall equipment availability and operational performance.

Natref production volumes are expected to increase by 5 – 15% in 2025 compared to 2024 which included a total refinery shutdown.

ORYX GTL production in 2025 is expected to increase by 40 – 60% compared to 2024 due to extended shutdowns in 2024.

FUELS

Delivering the right products to our customers at the right time and providing a delightful experience.

Liquid fuel sales volumes are expected to increase by 0 – 4% in 2025 compared to 2024, supported by improved production at both Secunda and Natref.

SASOL CHEMICALS BUSINESS

ADVANCED MATERIALS, BASE CHEMICALS, ESSENTIAL CARE CHEMICALS AND PERFORMANCE SOLUTIONS

Sasol Chemicals collaborates with **customers and suppliers to create innovative, sustainable solutions** tailored for industries including **agriculture, energy and mining, automotive, construction, home care, food and nutrition, healthcare, packaging, printing, and manufacturing.** We integrate **cutting-edge technologies** into world-scale facilities to **make and sell high-quality products** that cater to the dynamic needs of our customers and **improve the quality of life for people** around the world.



SALIENT FEATURES

- Mixed safety performance
- Challenging year, particularly in first half, with subdued volumes and margins seen across the industry
- Improved performance in second half of year, particularly in differentiated products. Commodity segments continue to struggle, especially in Europe.
- Overall unsatisfactory financial performance below expectations
- Swift and decisive actions are underway to improve performance. Chemicals Business separated into two organisations in June to:
  - Unlock value through closer integration of our Energy and Chemicals value chains in South Africa
  - Enhance market leadership in the products and solutions offered through our Northern Hemisphere chemicals assets

We pioneer advanced chemical solutions that are both sustainable and transformative, striving to meet and redefine industry standards, as well as the expectations of our customers.

Our strong, diversified global presence is organised into three customer-focused regional operating segments – Africa, Americas, and Eurasia – that support four business divisions.

ADVANCED MATERIALS

Specialising in speciality aluminas, carbon, and cobalt Fischer-Tropsch catalysts, we offer more than 400 custom alumina specifications for applications in sectors like high-performance abrasives, medical prosthetics and catalyst carriers.

BASE CHEMICALS

Using globally advantaged feedstocks, our broad portfolio of commodity chemicals - including monomers, polymers, nitrates, phenolics and ammonia - caters to everyday needs across sectors like agriculture, construction and packaging, as well as various industrial, retail and consumer goods.

ESSENTIAL CARE CHEMICALS

Our leading portfolio of integrated alcohols and surfactants includes our proprietary Ziegler alcohols as well as branched alcohols that provide sustainable solutions such as reducing waste and enabling low temperature washing. Our portfolio also includes biosurfactants, natural, palm-free, and lower-carbon intensity alternatives for cleaning, personal care, and pharmaceuticals.

PERFORMANCE SOLUTIONS

We offer a wide range of intermediates, solvents, waxes, and speciality chemicals, including alcohols and comonomers. These products provide industrial and differentiated solutions as main ingredients, building blocks or performance additives across various industries.

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SAFETY

SAFETY OF OUR PEOPLE

Chemicals experienced an increase in the number of lost workday cases (many related to falls and trips), as well as fires, explosions, and releases (FERs) in FY24. We thoroughly investigated the instances, and successfully implemented those learnings by year's end.

In March 2024 we experienced a fire in our East Cracker unit at our Lake Charles site. There were no injuries and no offsite impacts. We expect restoration efforts to be complete in the first half of FY25.

Sasol Chemicals began to see improved performance in the second half of the year. In February, our Terranova plant in Italy achieved one million injury-free working hours. Many months of preparation and collaboration resulted in prestigious industry certifications being awarded to our Africa business for Health and Safety, Environmental and quality management. These certifications aid in continual improvements in business performance.

Throughout the year, we invested in and installed new technology that will enable better incident management, efficient reporting, and risk and assurance assessments for all sites. Additionally, the tracking of safety indicators will soon be automated, and the system will provide improved opportunities to share learnings and create a safer, healthier work environment for employees.

Overview of the year

The first half of the fiscal year was challenging, characterised by subdued volumes and margins which was in line with trends observed across the chemical industry. This period was marked by economic pressures that constrained performance and numerous actions were taken to mitigate the impact on our profitability and cash flow.

We began to see improved performance in the second half of the year. Particularly notable was the performance of our differentiated products, which exhibited robust margin expansion. In contrast, our commodity segments, especially in Europe, continued to grapple with depressed demand and elevated gas costs, which adversely impacted margins.

Despite these improvements, the results for the fiscal year did not meet our expectations, underscoring the need for swift and decisive actions to improve our performance. Our ongoing commitment to operational excellence and strategic initiatives is aimed at addressing these challenges and strengthening our market position.

PERFORMANCE

CHEMICALS AFRICA

Sales volumes were 2% higher than previous year. This was due primarily to a phase shutdown at our Secunda Operations compared to a total shutdown last year.

Improved production and supply chain performance over the second half of this year led to 8% higher sales volumes in the fourth quarter over last year.

The average sales basket price was 13% lower than FY23 due to lower oil prices and weaker global demand.

CHEMICALS AMERICAS

In the Americas, sales volumes were 3% higher than last year, due in large part to the fire at the Ziegler alcohol unit last year that resulted in lower sales. Sales volumes for Essential Care Chemicals and Advanced Materials therefore increased in FY24 compared to FY23.

Mainly due to lower sales in Base Chemicals from planned and unplanned outages, sales volumes in the fourth quarter decreased compared to last year. Additionally, while the average utilisation rate for the Louisiana Integrated Polyethylene LLC (LIP) JV Cracker in FY24 was at nameplate capacity, the East cracker was down due to ongoing repairs after the March 2024 fire. The East cracker is expected to be back online in the first half of FY25. Production rates at several other units continue to be managed proactively in response to the lower demand and to manage inventory levels.

The average sales basket price was 14% lower than last year, driven by a combination of lower oil, feedstock and energy prices, changes in product mix and continued weak demand. While prices did slightly increase in the fourth quarter, due primarily to increases in the ethylene margin, overall margins and associated profitability remain under pressure.

CHEMICALS EURASIA

Sales volumes were 3% higher than FY23, reflecting depressed demand that remains significantly below historical levels due to a weak economic environment in both Europe and China. Production rates at several units continue to be managed proactively in response to the lower demand and to avoid inventory build.

The average sales basket price was 19% lower than FY23, reflecting the decrease in feedstock and energy prices in Europe after the record-high levels resulting from the war in the Ukraine. Q4 FY24 prices were 6% higher than Q3 FY24, mainly driven by selling more differentiated products.



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ADVANCED MATERIALS: TEAM APPROACH, BIG RESULTS



Our Brunsbüttel facility in Germany recently reduced its average carbon footprint by 10%, thanks to the ingenuity and collaboration of a multi-functional team.

The team leveraged its broad expertise to identify and implement a range of innovative ideas, which included transitioning to less carbon-intensive aluminium feedstock alternatives, increasing the use of renewable energy sources and enhancing our production technology.

In doing so, we can now support the sustainability profiles of our customers' products – a competitive benefit that is increasingly important in the alumina market. This also aligns with our emission reduction roadmap aiming for a 30% reduction by 2030.

BRINGING SUSTAINABILITY HOME

We are offering new sustainable ingredients for manufacturers of personal care and cleaning solutions – helping customers introduce more sustainable products to their targeted markets.

CARINEX SL is a natural, multifunctional solution for shampoos and conditioners, cleansers, creams and more. Made from palm-free, natural feedstocks, CARINEX SL offers faster and more complete biodegradability, lower toxicity in the environment, and advanced foaming qualities.

LIVINEX SL is a next-generation household solution, designed for laundry detergents, dishwashing soap, glass and surface cleaners, and many more. LIVINEX SL is made from natural ingredients and delivers excellent cleaning performance compared to current solutions.

These two innovative customer-focused solutions – both introduced to the market during the year – are key offerings in our growing portfolio of biosurfactants, a high-demand, rapidly growing market. Through its low-carbon, bio-based feedstocks, we are helping customers compete more effectively and enable their sustainability roadmaps.



INNOVATING FOR A LOW-CARBON FUTURE



We are delivering industry-leading products that help reduce carbon footprints.

SASOLWAX LC100 – developed for the packaging adhesives market – has a reduced Product Carbon Footprint (PCF) of 35% without compromising on performance.

This breakthrough gives customers the ability to reduce their Scope 3 emissions with a wax that delivers the same properties and performance benefits as Sasol's benchmark product for hot melt adhesives formulations, including better flow characteristics, fast set times, outstanding thermal stability, and enhanced durability. Those benefits allow packaging manufacturers to produce more high-quality boxes in less time – all while utilising significantly less material.

SASOLWAX LC100 builds on the success of our lower-carbon SASOBIT LC, which is used in asphalt formations and provides a 35% PCF reduction. Our model for calculating PCFs for its GTL FT wax value chain has undergone a critical third-party review and complies with ISO 14067, an international standard that outlines the requirements and guidelines for quantifying the carbon footprint of products throughout their lifecycle.

Customers can use these new waxes without investing in new equipment, making them an easy choice for overall carbon reduction.

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OUTLOOK



OUR COMPELLING VISION FOR FUTURE SASOL

In June, Sasol's Chemicals Business was separated into two organisations, part of Sasol's overall commitment to reimagine the business and unlock full potential. Chemicals Africa was merged with the South African Energy business to form the new Marketing and Sales, Energy and Chemicals Southern Africa organisation. International Chemicals was formed from the assets and businesses in the Northern Hemisphere to prioritise market leadership in the products and solutions offered through our chemicals assets in the Americas and Eurasia.

Sasol's International Chemicals Business has a global presence, integrated value chains and a number of differentiated market positions and attractive growth areas. These include our high purity aluminas, and the broadest portfolio of integrated alcohols and surfactants in the world for use in cleaning, personal care, cosmetics and pharmaceutical applications.

OUR STRATEGY TO REALISE FUTURE SASOL

STRENGTHEN AND GROW

- Consistently meet and exceed our customers' expectations.
- Implement a streamlined functional organisational model that eliminates silos, reduces complexity and speeds up decision-making.
- Foster a culture of collaboration, creativity and innovation.
- Maintain relentless focus on costs.
- Grow market share and expand margins.

TRANSFORM

International Chemicals will leverage our products, assets and, most importantly, the creativity and innovation of our people, to stabilise, turn around and ultimately grow our business, re-establishing ourselves as an industry leader.

In driving this change, new leadership is working to develop and implement a new strategy to offer our customers more sustainable and competitive solutions, improve margins and reduce costs, and return us to consistent profitability and cash generation.

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